Exhibit 99.22

NWT URANIUM CORP.
70 YORK STREET
SUITE 1102
TORONTO, ONTARIO
M5J 1S9

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting of the shareholders (the “Meeting”) of NWT Uranium Corp. (the “Corporation”) will be held at the Toronto Board of Trade, Room B, 1 First Canadian Place, Ontario on Friday, the 30th day of June, 2009 at 9:00 a.m. (Toronto time) for the following purposes:

a)	to receive and consider the audited consolidated financial statements of the Corporation for the fiscal year ended December 31, 2008, together with the report of the auditors thereon;

b)	to elect directors;

c)	to appoint auditors and to authorize the directors to fix their remuneration;

d)	to consider and, if thought advisable, pass a resolution confirming the Stock Option Plan of the Corporation; and

e)	to transact such further or other business as may properly come before the Meeting or any adjournment thereof.

This notice is accompanied by a form of proxy, a management information circular, the audited consolidated financial statements of the Corporation for the fiscal year ended December 31, 2008 and a supplemental mailing list form.

Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and return the enclosed form of proxy so that as large a representative as possible may be had at the Meeting. To be valid, the proxy must be received by Equity Transfer & Trust Company before 9:00 a.m. (Toronto time) on June 26, 2009 or delivered to the chairman on the day of the Meeting or any adjournment thereof.

DATED at Toronto, Ontario as of the 1st day of June, 2009.

BY ORDER OF THE BOARD (signed) John P. Lynch John P. Lynch President and Chief Executive Officer